UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 September 2017
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

  “This report on Form 6-K is deemed to be filed and incorporated by reference the in Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.”

This document contains inside information

Press Release

CRH agrees US$3.5bn acquisition of Ash Grove Cement

21 September 2017

CRH plc, the international building materials group, announces that it has reached an agreement to acquire Ash Grove Cement Company ("Ash Grove"), a leading US cement manufacturer headquartered in Overland Park, Kansas, for a total consideration of US$3.5 billion. The proposed transaction is subject to Ash Grove shareholder and regulatory approvals and will be financed through existing financial resources. The transaction is expected to close around year end 2017.

Ash Grove operates eight cement plants across eight US states, combined with extensive readymixed concrete, aggregates and associated logistics assets across the US midwest.

For the year ended 31 December 2016, Ash Grove reported profit before tax of US$215 million and gross assets of US$2.5 billion1.

Albert Manifold, Chief Executive of CRH, commented: "Ash Grove is an excellent addition to CRH's portfolio of businesses across North America as we seek to deploy our capital into high quality businesses that enhance our global asset base and provide opportunities to create shareholder value. We welcome the Ash Grove team to CRH and look forward to further developing our longstanding relationship as part of one company."

Charlie Sunderland, Chairman of the Board of Ash Grove, added: "CRH, as our largest customer, has enjoyed a close and highly productive relationship with Ash Grove for many decades. The Board of Directors believes that CRH will be able to bring Ash Grove on the next phase of its development after 135 years in operation and over a century under the stewardship of the Sunderland family".

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For further information contact CRH plc at +353 1 404 1000

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

1 Based on audited financial statements as of 31 December 2016. Ash Grove intends to make a special dividend of excess cash and certain investments prior to closing.

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.87,000 people at c.3,800 operating locations in 31 countries worldwide. With a market capitalisation of c.€25 billion (September 2017), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com

About Ash Grove
Ash Grove is a leader and pioneer in the cement industry. For 135 years, Ash Grove has provided portland and masonry cements to construct highways, bridges, commercial and industrial complexes, single- and multi-family homes, and other important structures fundamental to America's economic vitality and quality of life. In 2016, Ash Grove shipped 8.2 million tons of cement from eight cement plants and two deep-water import terminals located throughout the midwest, Texas and western United States. In addition to cement manufacturing facilities, the company operates 52 readymixed concrete plants, 25 sand and gravel plants, 20 limestone quarries and nine packaged products plants. Learn more at www.ashgrove.com

Ireland Media Contact
Drury | Porter Novelli
Tel: +353 1 260 5000

UK & International Media Contact
Powerscourt
Tel: +44 207 250 1446
email: crh@powerscourt-group.com

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 21 September 2017
By:___/s/Neil Colgan___
N.Colgan
Company Secretary